Exhibit 99.1

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2017)
March 8, 2018

Annual Information Form Index

The following is an index of the Annual Information Form (AIF) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended December 31, 2017 (2017 MD&A) and Rogers Communications Inc.’s 2017 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below. All dollar amounts are in Canadian dollars unless otherwise stated.

		Page reference / incorporated by reference from
		Annual Information Form (Page #)	2017 MD&A (Page #)

Item 1	Cover Page	1
Item 2	Index	2
Item 3	Corporate Structure
3.1	Name, Address and Incorporation	4
3.2	Intercorporate Relationships	4
Item 4	General Development of the Business
4.1	Three Year History	7
4.2	Significant Acquisitions	14
Item 5	Narrative Description of the Business
5.1	About Rogers	15	25
	Understanding Our Business		29
	Products and Services		29
	Competition		31
	Industry Trends		33
	Our Strategy, Key Performance Drivers, and Strategic Highlights		34
	Capability to Deliver Results		39
	Employees		54
	Commitments and Contractual Obligations		68
	Properties, Trademarks, Environmental, and Other Matters	15
5.2	Risk Factors	16	72
Item 6	Dividends
6.1	Dividends	16	67
Item 7	Description of Capital Structure
7.1	General Description of Capital Structure	17
7.2	Constraints	17
7.3	Ratings	17
Item 8	Market for Securities
8.1	Trading Price and Volume	18
8.2	Prior Sales	18
Item 9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	19
Item 10	Directors and Officers	20
10.1	Name, Occupation and Security Holding	20
10.2	Cease Trade Orders, Bankruptcies, Penalties, or Sanctions	25
10.3	Conflicts of Interest	26
Item 11	Promoters	26
Item 12	Legal Proceedings and Regulatory Actions
12.1	Legal Proceedings	26	78
12.2	Regulatory Actions	26

Rogers Communications Inc.	2	Fiscal 2017

Rogers Communications Inc.	3	Fiscal 2017

ITEM 3 – Corporate Structure

ITEM 3.1 – NAME, ADDRESS, AND INCORPORATION

Rogers Communications Inc. is a leading diversified Canadian communications and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

FOUR REPORTING SEGMENTS
For the purposes of this AIF, we report our results of operations in four segments as at December 31, 2017:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

ITEM 3.2 – INTERCORPORATE RELATIONSHIPS

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI and indicates the jurisdiction of organization of each entity shown as at January 1, 2018.

(1)	Blue Jays Holdco Inc., together with its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (Toronto Blue Jays) and Rogers Centre.

Rogers Communications Inc.	4	Fiscal 2017

OVERVIEW

Rogers is Canada’s Largest Provider of Wireless Communications Services
As at December 31, 2017, we had:

•	approximately 10.5 million subscribers; and

•	approximately 33% subscriber and revenue share of the Canadian wireless market.

One of Canada’s Leading Providers of High-Speed Internet, Cable Television, and Phone Services
As at December 31, 2017, we had:

•	approximately 2.2 million high-speed Internet subscribers;

•	approximately 1.7 million Television subscribers - approximately 30% of Canadian cable television subscribers;

•	approximately 1.1 million Phone subscribers; and

•	a network passing approximately 4.3 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

Leading-Edge Wireline Telecom and Data Communications Services to Canadian Businesses
As at December 31, 2017, we:

•	sold to enterprises and public sector;

•	sold to other carriers on a wholesale basis;

•	had 10,000 on-net fibre connected buildings; and

•	had fibre passing close to an additional 25,500 near-net buildings.

Diversified Canadian Media Company
We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;

•	our exclusive national 12-year National Hockey League (NHL) Agreement;

•	category-leading television and radio broadcasting properties;

•	multi-platform televised and online shopping;

•	digital media; and

•	publishing.

PRODUCTS AND SERVICES

Wireless
Rogers is a Canadian leader in delivering a range of innovative wireless services. Our postpaid and prepaid wireless services are offered under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;

•	wireless voice and enhanced voice features;

•	wireless home phone;

•	device protection;

•	text messaging;

•	e-mail;

•	global voice and data roaming, including Roam Like Home and Fido Roam;

•	bridging landline phones with wireless phones through products like Rogers Unison;

•	machine-to-machine solutions; and

•	advanced wireless solutions for businesses.

Cable
Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses and enterprises across Canada that aim to meet the increasing needs of today's critical business applications.

With the forthcoming launch of Ignite TV, our new Cable Television product, we plan to reinvent how our customers experience TV. Ignite TV will deliver a high-value, premium service with advanced features and video experiences, along with a robust product roadmap of innovation leading to a truly connected home service. First on the innovation roadmap, we intend to adopt Comcast's new Digital Home solution. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new DOCSIS 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add or pause devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Rogers Communications Inc.	5	Fiscal 2017

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;

•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;

•	Rogers Ignite and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation; and

•	Rogers Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, including starter and premium channel packages along with à la carte channels;

•	on-demand television;

•	personal video recorders (PVRs), including Whole Home PVRs and a 4K PVR;

•	linear and time-shifted programming;

•	digital specialty channels;

•	4K television programming, including all 2017 and 2018 regular season Toronto Blue Jays home games and select marquee NHL and National Basketball Association (NBA) games; and

•	Rogers Anyplace TV, televised content delivered on smartphones, tablets, and personal computers.

Phone services include:

•	residential and small business local telephony service; and

•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•
voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•
optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions; and

•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

Media
Our portfolio of Media assets reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL LIVE. Our NHL Agreement also grants Rogers national rights on those platforms to the NHL playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights to Groupe TVA and the Canadian Broadcasting Corporation (CBC) and to use the Hockey Night In Canada brand through a sublicense agreement.

In Television, we operate several conventional and specialty television networks:

•	Sportsnet's four regional stations, Sportsnet ONE, Sportsnet 360, and Sportsnet World;

•	City network, which, together with affiliated stations, has broadcast distribution to approximately 85% of Canadian individuals;

•	OMNI multicultural broadcast television stations, including OMNI Regional broadcast television stations, which provide multilingual newscasts nationally to all digital basic television subscribers;

•	specialty channels that include FX (Canada), FXX (Canada), and Outdoor Life Network; and

•	Today's Shopping Choice (TSC), Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC.

As part of our strategic change to focus on digital media, our services and products include:

•	our digital sports-related assets, including Rogers NHL LIVE (formerly Rogers NHL GameCentre LIVE) and Sportsnet NOW;

•	many well-known consumer brands, such as Maclean’s, Chatelaine, Today's Parent, and Hello! Canada; and

•	a broad digital presence that continues the extension of content across new and existing platforms.

Rogers Communications Inc.	6	Fiscal 2017

Other
We offer the Rogers Platinum MasterCard and the Fido MasterCard, credit cards that allow customers to earn cashback rewards points on credit card spending.

Other Investments
We hold interests in a number of associates and joint arrangements, some of which include:

•
our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

WIDESPREAD PRODUCT DISTRIBUTION

Wireless
We distribute our wireless products nationally using various channels, including:

•	an extensive independent dealer network;

•	company-owned Rogers, Fido, and chatr retail stores;

•	major retail chains and convenience stores;

•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;

•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;

•	our call centres; and

•	outbound telemarketing.

Cable
We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;

•	customer self-serve using rogers.com and fido.ca;

•	our call centres, outbound telemarketing, and door-to-door agents; and

•	major retail chains.

Our sales team and third-party retailers sell services to the enterprise, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

ITEM 4 – General Development of the Business

ITEM 4.1 – THREE YEAR HISTORY

RECENT DEVELOPMENTS

2018 Highlights to Date

•	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share in January 2018.

•	Issued US$750 million 30-year 4.3% senior notes and fully hedged the foreign exchange risk. We received net proceeds of $938 million from the issuance.

2017 Highlights

For revenue and other financial information on the two most recently completed financial years, see the section entitled "2017 Financial Results" in our 2017 MD&A.

•	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2017.

•
We ended the year with approximately $2.7 billion of available liquidity, including $2.3 billion available under our bank and letter of credit facilities and $0.4 billion available under our $1.05 billion accounts receivable securitization program.

Rogers Communications Inc.	7	Fiscal 2017

Create best-in-class customer experiences by putting our customers first in everything we do

•	Attracted our highest number of postpaid net additions and realized our lowest annual postpaid churn rate since 2010.

•
Introduced Data Bytes for Fido mobile, giving new and existing Fido Pulse plan customers an additional hour of data, five times per billing cycle, at no extra charge. With this feature, customers can activate their data session and start streaming, searching, and sharing, worry-free.

•
Launched Stream Saver, part of our worry-free data management objective that allows users to get more out of their data plan by switching video streaming settings between high definition and standard definition.

•	Launched Social Media Security by Rogers, a cloud-based solution that allows Canadian businesses to better safeguard their social media accounts.

•	Announced we are tying 50% of our 2018 company-wide bonus plan to the achievement of certain customer metrics.

Invest in our networks and technology to deliver leading performance and reliability

•	Augmented sections of our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment.

•
Initiated a program to upgrade our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. This program will lower the number of homes passed per node, will incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience, and will lay the foundation to evolve to fibre-to-the-home.

•	Launched LTE-Advanced (LTE-A) service in many communities in Manitoba, including Winnipeg, Brandon, Portage La Prairie, Churchill, and more. We also expanded other cellular services in Manitoba.

•	Expanded LTE wireless service in Alberta; expanded LTE wireless service and implemented network improvements in several communities across British Columbia.

•	Extended our 700 MHz LTE network reach to 92% of Canada’s population and extended our overall LTE coverage to 96% of the population.

•	Recognized as the fastest ISP in both Ontario and Canada between July 2016 and May 2017, according to PCMag's Speed Index.

Deliver innovative solutions and compelling content that our customers will love

•	For the third consecutive year, Sportsnet was ranked Canada's number-one sports media brand and Canada’s number-one specialty network.

•
Successfully completed the third year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before with our 2016-2017 NHL season being our most successful NHL season to date.

•
Extended, for seven additional years, our sublicensing arrangement with CBC for English broadcasts of Hockey Night in Canada and the Stanley Cup playoffs, beginning with the 2019-2020 season. CBC will continue to broadcast nationally-televised regular season games on Saturday night, plus all four rounds of the Stanley Cup playoffs.

•
Achieved excellent radio ratings across Canada, including 98.1 CHFI and 680 NEWS in Toronto, where they were the city's number-one radio and news stations, respectively, for the key demographic between ages 25 and 54.

•
Added four new 4K services to our existing lineup, allowing our customers to watch some of the world’s biggest artists, concerts, movies, and events in 4K, in addition to more than 100 Toronto Blue Jays, NHL, and NBA games.

•	Launched OMNI Regional across the country, a new television service providing Canada’s diverse language communities with access to vital news and information programming.

•
Launched CityNews in Edmonton and Winnipeg, and announced upcoming CityNews launches in Vancouver, Calgary, and Montreal, offering a fresh approach to local news that provides viewer-based content with original stories that reflect these communities.

Drive profitable growth in all the markets we serve

•	100% achievement of our 2017 guidance on selected full-year metrics. See "Financial and Operating Guidance" for more information.

Rogers Communications Inc.	8	Fiscal 2017

•	Adjusted operating profit margin expansion of 80 basis points. This increase was primarily driven by Wireless, with a 50 basis point expansion, and Cable, with an 80 basis point expansion.

•	Achieved our best annual Wireless service revenue growth and adjusted operating profit growth since 2009.

Develop our people and a high performance culture

•	Achieved an employee engagement score of 79%.

•
Recognized in November 2017, for the fifth year in a row, as one of Canada's Top 100 Employers for 2018, and in January 2017, for the eighth year in a row, as a Top Employer for Young People, by the editors of Canada’s Top 100 Employers.

•
Selected as one of Canada's Best Diversity Employers for 2017, for the fifth year in a row, in a report released by Mediacorp Inc. in March 2017, in recognition of our efforts to promote diversity and inclusion in the workplace.

•	Named one of Canada’s Greenest Employers for 2017, for the fifth year in a row, by the editors of Canada’s Top 100 Employers in April 2017.

•
Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2017, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

Be a strong, socially responsible leader in our communities across Canada

•	Invested $64 million in our communities through cash and in-kind donations to various charitable organizations and causes.

•
Launched the Ted Rogers Scholarship Fund and awarded 307 scholarships through our community partners and to dependents of our hard-working employees. This program also included 65 grants to community organizations across the country that provide innovative and educational programs for youth.

•
Released Rogers’ 2017 Transparency Report, which outlines how we share customer information in response to requests from legal authorities. We are committed to protecting our customers’ privacy and fulfilling our obligation as a good corporate citizen to follow the law and contribute to public safety.

•	Launched a new annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each. In total, $2.2 million was raised.

•
Expanded Connected for Success, a program offering access to affordable, high-speed Internet to 150,000 low-income Canadian households through 200 subsidized housing partners across our cable footprint.

2016 Highlights

•	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2016.

•	Issued and fully hedged the foreign exchange risk on US$500 million ($671 million) ten-year 2.9% senior notes.

•
Ended the year with approximately $2.7 billion of available liquidity, comprised of $2.4 billion available under our bank credit facilities and $0.25 billion available under our $1.05 billion accounts receivable securitization program.

Be a Strong Canadian Growth Company

•	100% achievement of our 2016 guidance on selected full-year metrics and achieved our best subscriber metrics in recent years.

Overhaul the Customer Experience

•
Launched a number of tools and offerings with a focus on becoming a leader in self-serve options. We saw a 56% increase in self-serve transactions on the Rogers brand and a 9% increase on the Fido brand this year.

•
Expanded Roam Like Home to over 100 destinations in Europe, Asia, Mexico, South America, and Latin America, further simplifying how Wireless consumers use the Internet, make calls, and send texts and e-mails. Customers have access to their Canadian plan features while traveling, all at a relatively low cost. Furthermore, we broadened the availability of Roam Like Home by making it available on most consumer Wireless plans.

•
Introduced Fido Roam, allowing customers to use existing data, talk, and text from their Fido Pulse plans while traveling, for a low daily price. Fido Roam covers all of the US along with destinations in Europe, the Caribbean, South and Central America, the Middle East, Oceania, South Africa, and Asia.

Rogers Communications Inc.	9	Fiscal 2017

•	Launched Data Manager, a new tool that gives families the ability to manage their wireless data in real-time and provide worry-free control.

•	Launched Rogers EnRoute and Fido EnRoute, tools that save our customers time by giving them the ability to track, in real-time, when a technician will arrive for an installation or service call.

•
Launched DeviceAdvice and Message Me for our Fido customers. DeviceAdvice is a tool allowing customers to self-diagnose device issues and receive quick, personalized advice so they can maximize the performance of their device. Message Me allows customers to contact Fido customer representatives via Facebook Messenger on their mobile or desktop device.

•	Launched Rogers Assist, an app that allows all Rogers employees to submit an issue to customer care on behalf of their friends, family, and acquaintances.

•
Collaborated with a Canadian app creator that helps people with cognitive special needs, to create how-to videos for using a wireless device. Rogers.com now features five videos with easy-to-follow instructions and closed-captioning that explain how to perform key functions related to your Rogers wireless device like sending a text or picture, connecting to a Wi-Fi network, and making a phone call.

•
Expanded our Connected for Success program to more communities across Ontario, New Brunswick, and island of Newfoundland. This program provides affordable Internet services to people that live in non-profit housing. This expansion more than doubled the number of eligible households across the country to up to 150,000.

•
Released Rogers’ 2016 Transparency Report, our annual report on how we share customer information in response to requests from legal authorities. We are committed to protecting our customers’ privacy and fulfilling our obligation as a good corporate citizen to follow the law and contribute to public safety.

Drive Growth in the Business Market

•
Launched Rogers Unison, a new mobile solution that brings the features of a traditional landline office phone to one’s mobile phone. We were the first telecommunications provider in North America to launch such a solution. This solution allows our customers to stay connected across multiple devices regardless of their location, allowing them to better serve their customers.

•
Launched Rogers Public Cloud, a new data sovereign, cloud infrastructure as-a-service solution that lets businesses securely manage critical data, applications, servers, systems software, and network resources over the Internet.

•
Launched Rogers Ignite Gigabit Internet to small business customers in Ontario, enabling them to leverage blazing-fast Internet speeds and unlimited data usage to improve productivity with faster file transfers, real-time data backup for business continuity, and high-quality video conferencing. The increased bandwidth also means businesses can connect more users online simultaneously, without compromising Internet performance.

•
Announced certain Internet of Things (IoT) as-a-service offerings to simplify the process of managing complex IoT solutions. Two of the first solutions being offered as a service include Farm & Food Monitoring and Level Monitoring.

•	Launched Business App Market, a new platform for small businesses to manage multiple cloud-based applications.

Invest in and Develop Our People

•	Recognized again as a Top Employer for 2017 in November 2016 and as a Top Employer for Young People in January 2017 by the editors of Canada’s Top 100 Employers.

•	Selected as one of Canada's Best Diversity Employers for 2016 in a report released by Mediacorp Inc. in March 2016 for recognition of our efforts to promote diversity and inclusion in the workplace.

•
Named one of Canada’s Greenest Employers for 2016 by the editors of Canada’s Top 100 Employers in April 2016, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

•
Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2016, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

•	Launched an intensive leadership program for more than 160 executives.

•	Expanded our national onboarding program to include 1,400 call centre employees and launched a mobile onboarding solution for part-time employees.

•	Continued to modernize our workplace to help us be more productive to better serve our customers.

Rogers Communications Inc.	10	Fiscal 2017

Drive Compelling Content Everywhere

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For the second consecutive year, Sportsnet solidified its position as the destination for Canadian sports fans by closing out 2016 as Canada’s number-one sports media brand. Sportsnet won eight months in 2016 and has widened the gap from its closest competitor with a 42% lead in average minute audience and a 39% lead in audience share. Sportsnet.ca reached an all-time high with 4.25 million unique visitors in October 2016, which beats our closest English-language competitor, and marks a 7% increase year on year. The 2016 Blue Jays regular season was the most-watched Blue Jays season in network history, reaching 20 million Canadians. In November 2016, Sportsnet delivered its largest World Series audience ever, with an average audience of 2.66 million viewers, which more than doubled Sportsnet's previous all-time most-watched World Series game. Furthermore, Sportsnet achieved great success with the World Cup of Hockey, with an average audience of 1.1 million viewers for the entire tournament, and reached 15.5 million Canadians throughout the tournament.

•
Launched Sportsnet NOW, one of the first mainstream sports TV channels in North America to be available direct to consumers, as well as Sportsnet 4K, which delivered all regular season Toronto Blue Jays home games in 4K.

•	Broadcasted the first live NBA, NHL, and MLB games in 4K.

•	Introduced the new NextBox 4K PVR, giving customers the ability to record up to eight 4K programs at one time and store up to 90 hours of 4K entertainment.

•
Successfully completed the second year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before. Rogers Hometown Hockey returned for a third season during the 2016-2017 NHL season with hockey festivities and entertainment.

•
Continued our commitment to deliver world-class Canadian content by adding two new original scripted series to our City lineup, with the millennial-focused comedy Second Jen and drama Bad Blood: The Vito Rizzuto Story.

Focus on Innovation and Network Leadership

•	Extended our Ignite Gigabit Internet coverage to cover Rogers’ entire cable footprint, such that we offer the fastest widely available Internet speeds in our marketplace.

•
Announced the long-term strategic partnership with Comcast Corporation (Comcast) to bring our customers a world-class IPTV service with the most advanced features available in the market today by deploying Comcast's X1 IP-based video platform.

•
Extended our 700 MHz LTE network reach to 91% of Canada's population in 2016, compared to 78% in 2015. Extended our overall LTE network reach to 95% of Canada's population in 2016, compared to 93% in 2015.

•	Installed a new suite of technology and enterprise solutions to enable the most connected arena in Canada, the Rogers Place in Edmonton.

Go to Market as One Rogers

•
Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this by bringing Rogers Hometown Hockey to 150,000 Canadians, introducing low-cost Internet for more community housing residents, and bringing viewers our strongest primetime lineup ever, while delivering a strong year of NHL and Sportsnet.

2015 Highlights

•	Issued and fully hedged the foreign exchange risk on $1.3 billion of senior notes, consisting of US$700 million ten year 3.625% senior notes and US$300 million thirty year 5.00% senior notes.

•
Increased our annualized dividend rate in January 2015 by 5% to $1.92 per Class A Voting Share and Class B Non-Voting Share and declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2015.

•
Ended the year with approximately $3.3 billion of available liquidity, comprised of $0.01 billion cash on hand, $3.0 billion available under our bank credit facilities and $0.25 billion available under our $1.05 billion accounts receivable securitization program.

Overhaul the Customer Experience

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Expanded Roam Like Home to 75 countries with the addition of Mexico, the Caribbean, and South and Central America, further simplifying how our Wireless consumers use the Internet, make calls, and send texts and emails with their Rogers Share Everything plans.

Rogers Communications Inc.	11	Fiscal 2017

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Reduced the number of customer complaints by more than 26% over the 12-month period ended July 31, 2015 according to the Commissioner for Complaints for Telecommunications Services (CCTS) December 2015 annual report. This builds off our customer complaint reduction of almost 32% for the prior 12-month period. As part of our strategic plan, we are committed to putting our customers first, and while our work is far from over, this report shows our focus on customers is paying off and we are heading in the right direction.

•
Enhanced our Share Everything plans through the launch of new Share Everything+ plans. The new plans allowed customers to choose from one of three content experiences: Texture by Next Issue, shomi, or Spotify Premium.

•
Introduced customer care on Facebook Messenger, a global first in the telecommunications industry. With the tap of a screen or the click of a mouse, customers can now contact Rogers in real-time on Messenger, an environment where millions of Canadians already spend time every day.

•	Completed the purchase of a 50% interest in Glentel, previously Canada’s largest independent multicarrier of wireless and wireline products with several hundred Canadian retail outlets.

•
Launched Fido Home Internet in parts of Ontario, delivering simple, hassle-free plans and service that is easy to install and use. Customers can use their mobile phones to set up their connection so they do not have to wait for technicians to install their products.

•	Launched a new Rogers Platinum MasterCard with features including cashback reward points on all transactions, low annual fees, and no foreign exchange transactions fees.

•
Introduced a simplified customer bill for Rogers services, making it easier for customers to understand their spending and addressing the number one reason customers have historically called Rogers with questions. The new format makes usage details easier to understand, while creating a new layout and interactive graphical features so customers can more easily see how we calculated their bill. Our new bill is less complicated, is available across multiple platforms, and is an important step in our ongoing commitment to continuous improvement for our customers’ experiences.

•	Introduced a new Wireless Hardware Upgrade Program wherein customers now have the option to upgrade their wireless device online.

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Unveiled a new look and feel, improved search and navigation capabilities, and accelerated response times for our online Community Forums. More customers want self-serve and our Community Forums are one of many ways our customers will be able to get the information they need quickly and easily.

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Launched our Retail Academy, an employee training program designed to further enhance how we serve and support our customers in our branded retail stores. In addition, we started refreshing our brand at our national retail stores and transitioning certain other locations to a new design concept, which includes a connected Home Zone lounge where customers can experience Rogers Ignite Internet bundles and Smart Home Monitoring.

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Increased the speed and responsiveness of our rogers.com and fido.ca websites. In addition, we launched new, easier-to-navigate homepages and mobile-friendly product landing and promotion pages to provide customers with an improved digital experience.

•
Enhanced and simplified our customer-facing Integrated Voice Response (IVR) system along with our technical support transfer process to minimize the customers’ time from when they dial Rogers to when they talk to a live agent.

•	Released Rogers’ 2015 Transparency Report, our annual report on how we share customer information in response to requests from legal authorities.

Drive Growth in the Business Market

•
Launched Managed Wi-Fi as a Service, a suite of services that gives business customers the ability to easily manage and monitor their network and performance from any location and tailor alerts by activity.

•
Introduced “leapfrog” global cybersecurity solutions as a service to help protect Canadian businesses. Through a partnership with Trustwave Inc., a global leader in cybersecurity services, our new suite of cybersecurity solutions will give businesses access to a team of experts who will help them manage real-time monitoring of security events, proactively run cybersecurity diagnostics, and maintain their network infrastructure.

•
Introduced Rogers Voice with Skype for Business, a cloud-based tool that lets businesses experience the commercial version of Skype with enhanced features and better communication with their teams, partners, and customers.

•
Expanded our third Toronto data centre, doubling our available floor space capacity. This next generation data centre is ‘Uptime Certified Tier III’ for design and construction, providing customers with best-in-class uptime guarantees for their

Rogers Communications Inc.	12	Fiscal 2017

mission-critical applications.

•
Deployed the GSMA Embedded SIM Specification of the M2M World Alliance, a global coalition of telecommunications providers. This standard allows for remote wireless provisioning of machine-to-machine (M2M) devices, significantly reducing the cost and time for enabling globally connected devices.

•
Recognized, along with AT&T, Verizon, and Vodafone, as a world leader in the M2M retail space by prominent global market research firm Research and Markets. Rogers is a Canadian leader in M2M and this recognition affirms our belief that our in-market solutions for business are world class.

Invest in and Develop Our People

•	Recognized again as a Top Employer for 2016 in November 2015 and as a Top Employer for Young People in May 2015 by the editors of Canada’s Top 100 Employers.

•	Selected as one of Canada's Best Diversity Employers for 2015 in a report released by Mediacorp Inc. in March 2015 for recognition of our efforts to promote diversity and inclusion in the workplace.

•
Named one of Canada’s Greenest Employers for 2015 by the editors of Canada’s Top 100 Employers in April 2015, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

•
Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2015, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

Deliver Compelling Content Everywhere

•
Sportsnet was the most-watched televised sports brand in Canada, as verified by data collected by Numeris, a leading broadcast measurement source, between May 2014 and May 2015. Following a year of double-digit audience growth and record-setting ratings, for the first time in its 17-year history, more Canadians tuned in to Sportsnet channels than to the competition. In October 2015, driven by our Toronto Blue Jays' unforgettable 2015 MLB Postseason and the launch of the 2015-2016 NHL season, Sportsnet recorded its best month ever - and the best month ever for a sports TV network in Canada - for audience share, based on data collected by Numeris.

•	Introduced Rogers Ignite Gigabit Internet.

•	Launched 4K TV and 4K set-top boxes.

•
Successfully completed the first year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before. We provided Canadians with new ways to experience games, through NHL GameCentre Live and NHL GamePlus, and on multiple platforms such as their computer, mobile phone, or tablet. Rogers Hometown Hockey has returned for a second season and is rolling into 24 new Canadian communities during the 2015-2016 NHL season with even more hockey festivities and entertainment.

•
Acquired exclusive Canadian English-language multimedia rights for Sportsnet to the 2016 World Cup of Hockey, including television, online, and mobile rights for every game of the highly-anticipated tournament.

•
Announced a five-year renewal agreement through 2020 as the title sponsor for the Rogers Cup professional tennis tournament, with Sportsnet garnering coverage rights for a comprehensive suite of televised, online, mobile, and multimedia platforms. The Rogers Cup is a renowned international professional tennis tournament and supports a key pillar in our strategy of delivering world-class content and experiences to Canadians.

•
Expanded Texture by Next Issue for French-speaking and bilingual Canadians by adding 20 Québec-based French-language magazines to the more than 170 Canadian and US English magazines already on offer. In addition to providing full magazine issues, we also introduced more personalization for readers and more opportunity to search for and discover specific articles and stories of interest.

Focus on Innovation and Network Leadership

•
Completed our strategic acquisition of wireless provider Mobilicity and completed our transaction to acquire Shaw’s AWS-1 spectrum licences. We added and activated 20 MHz of contiguous AWS-1 spectrum adjacent to our existing 20 MHz of AWS-1 holdings across all of British Columbia and Alberta, and added 10 MHz of contiguous AWS-1 spectrum across Southern Ontario, the largest population centre in Canada. We also divested certain non-contiguous AWS-1 spectrum licences to WIND Mobile Corp.

Rogers Communications Inc.	13	Fiscal 2017

•
Augmented our extensive 2500 MHz spectrum holdings during the recent 2500 MHz spectrum auction. We successfully executed a tactical fill-in and top-up strategy to acquire nearly our entire allowable spectrum at an average cost of $0.10/MHz/pop, lower than other auction participants. We now hold 40 MHz of contiguous, paired 2500 MHz spectrum across nearly all of Canada, as well as an additional 20 MHz of unpaired 2500 MHz spectrum in many key population areas.

•	Launched new Rogers Ignite broadband Internet-based bundled offerings with new unlimited usage options and value-added content.

•	Extended wireless network coverage in even more rural markets within Canada.

•	Named in 2015 as both Canada’s Fastest ISP and Canada’s Fastest Mobile Network by Ookla, a global leader in broadband speed testing.

•
Released independent testing research from SamKnows, an independent broadband performance company, dated February 2015 confirming that Rogers’ broadband Internet customers continue to enjoy fast and reliable upload and download service, delivered at 100 percent or more, on average, of advertised speeds, even during peak network hours.

•
Rogers’ wireless network was the first in Canada to be Category 6-enabled, allowing customers in select communities across Ontario and British Columbia to enjoy faster download speeds and a higher quality video experience on Category 6-enabled smartphones and tablets.

•
Extended Rogers Smart Home Monitoring services to residents in Vancouver and the Lower Mainland, British Columbia, and Calgary and Edmonton, allowing them to connect, protect, and manage what is happening at home using their mobile devices or computers.

•
First in Canada to launch Voice over LTE (VoLTE) technology, giving our Wireless customers across the country access to higher-quality high-definition voice and video calls, faster call setup and connection times, and the ability to simultaneously place calls, browse the web, and stream video at considerably greater LTE speeds.

•
Introduced complimentary Wi-Fi service throughout the Rogers Centre, our multi-purpose event venue and home to the Toronto Blue Jays, in yet another example of Rogers' commitment to deliver the best-connected experience to Canadians.

•
Became the first company in the world to launch programmatic advertising for NHL GameCentre Live, whereby Internet users will see advertising banners (created and placed in real-time, with the help of Google) for recent events, such as a scored goal in a hockey game, and be encouraged to watch the goal.

Go to Market as One Rogers

•
Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this through the successful launch of our NHL Agreement, utilizing Wireless, Cable, and Media to bring the NHL to Canadians, and our launch of new initiatives such as Roam Like Home and Rogers Ignite.

ITEM 4.2 – SIGNIFICANT ACQUISITIONS

N/A

Rogers Communications Inc.	14	Fiscal 2017

ITEM 5 – Narrative Description of the Business

ITEM 5.1 – GENERAL – BUSINESS OVERVIEW

This section incorporates by reference the following sections contained in our 2017 MD&A:

About Rogers	25
Understanding Our Business	29
Wireless	29
Cable	29
Business Solutions	29
Media	29
Products and Services	29
Wireless	29
Cable	29
Media	30
Other	30
Other Investments	30
Competition	31
Wireless	31
Cable	31
Media	32
Industry Trends	33
Our Strategy, Key Performance Drivers, and Strategic Highlights	34
Capability to Deliver Results	39
Employees	54
Commitments and Contractual Obligations	68

PROPERTIES, TRADEMARKS, ENVIRONMENTAL, AND OTHER MATTERS
In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are:

•
transmitters, microwave systems, antennae, buildings, and electronic transmission, receiving, and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities, and cell equipment);

•
coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing, and distributing equipment, IP routers, data storage servers and network management equipment, and microwave equipment and antennae; and

•	radio and television broadcasting equipment (including television cameras and television and radio production facilities and studios).

The operating systems and software related to these assets are either owned by the Company or used under license. The Company also leases various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites, head-ends and space for other portions of the cable distribution system. The Company also leases premises and space on buildings for the placement of antenna towers. The Company either owns or leases the premises on which its switches are located. The Company has highly clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick, and on the island of Newfoundland.

The Company operates a North American transcontinental fibre-optic network extending over 48,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key US markets for the exchange of data and voice traffic, also known as peering.

The Company owns or has licensed various brands and trademarks used in its businesses. Various Company trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties, and customer lists, is important to its operations.

In 2017, the Company spent approximately $0.3 million relating to environmental protection and management requirements. Environmental protection and management requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s capital expenditures, earnings, or its competitive position in the current or future fiscal years.

Rogers Communications Inc.	15	Fiscal 2017

ITEM 5.2 – RISK FACTORS

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting Our Business” contained on pages 72 to 78 of our 2017 MD&A.

ITEM 6 – Dividends

ITEM 6.1 – DIVIDENDS

In January 2018, the RCI Board of Directors (the Board) declared a quarterly dividend of $0.48 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2018, to shareholders of record on March 12, 2018.

The table below shows when dividends have been declared and paid on the Class A Voting Shares and Class B Non-Voting Shares for the three most recently completed financial years.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	247
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

Rogers Communications Inc.	16	Fiscal 2017

ITEM 7 – Description of Capital Structure

ITEM 7.1 – GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The information required under the heading General Description of Capital Structure is contained in the 2017 Audited Consolidated Financial Statements, Note 23, and is incorporated herein by reference.

Each Class A Voting Share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting Shares of RCI and any series of preferred shares of RCI are entitled to receive notice of and to attend meetings of shareholders of RCI, but except as required by law or stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting Shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under RCI’s constating documents. If an offer is made to purchase both Class A Voting Shares and Class B Non-Voting Shares, the offer for the Class A Voting Shares may be made on different terms than the offer made to the holders of Class B Non-Voting Shares.

ITEM 7.2 – CONSTRAINTS

RESTRICTIONS ON THE TRANSFER, VOTING, AND ISSUE OF SHARES
We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary. The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. RCI’s Articles of Amalgamation therefore impose restrictions on the issue and transfer of its shares and the exercise of voting rights to ensure that we, and any corporation existing in a Canadian jurisdiction in which we have an interest, are:

•	qualified to hold or obtain any cable television, broadcasting, or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If the Board considers that its or its subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting, and issue of our shares.

ITEM 7.3 – RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged, and compensated, each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2017.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [2]	A-2	P-2	N/A [3]

[1]	Unchanged for the year.

[2]	Unchanged since the inception of our US CP program in the first quarter of 2017.

[3]	We did not seek a rating from Fitch for our short-term obligations in 2017.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Rogers Communications Inc.	17	Fiscal 2017

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

ITEM 8 – Market for Securities

Class B Non-Voting Shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting Shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

ITEM 8.1 – TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high, low, and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting Shares and Class A Voting Shares.

RCI.B
Month	High ($)	Low ($)	Close ($)	Volume
2017/01	57.66	50.44	56.45	15,873,108
2017/02	57.77	55.57	55.76	21,142,080
2017/03	59.09	55.25	58.80	28,925,165
2017/04	63.78	58.34	62.59	18,048,432
2017/05	63.32	61.15	63.00	20,852,256
2017/06	63.58	60.54	61.25	19,534,935
2017/07	66.32	60.40	64.83	17,667,175
2017/08	65.71	63.76	65.19	12,679,283
2017/09	65.16	62.35	64.34	15,835,661
2017/10	67.99	64.15	66.94	15,347,903
2017/11	70.08	65.95	66.96	14,414,392
2017/12	67.03	63.35	64.05	16,212,438

RCI.A
Month	High ($)	Low ($)	Close ($)	Volume
2017/01	57.88	51.05	57.12	41,217
2017/02	58.96	56.64	56.64	18,061
2017/03	59.40	56.10	59.40	17,438
2017/04	63.41	59.50	63.17	17,278
2017/05	63.51	62.00	63.15	6,678
2017/06	64.05	61.10	61.66	45,004
2017/07	66.58	60.79	65.65	10,279
2017/08	65.72	64.25	65.50	7,725
2017/09	65.20	62.39	64.75	12,519
2017/10	68.24	64.25	67.72	23,647
2017/11	69.99	66.29	66.76	22,350
2017/12	67.16	63.57	63.96	30,144

ITEM 8.2 – PRIOR SALES

In March 2017, we established a US$1 billion US commercial paper program and amended the program to US$1.5 billion in December 2017.

Rogers Communications Inc.	18	Fiscal 2017

ITEM 9 – Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

N/A

Rogers Communications Inc.	19	Fiscal 2017

ITEM 10 – Directors and Officers

ITEM 10.1 - Name, Occupations and Security Holding

Set forth below is information regarding the directors and executive officers of RCI as at March 8, 2018, including their city, province or state, and country of residence, and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Directors
Edward S. Rogers (2)(3)(7)(8)(9)	Director, Chair of RCI, and Chair of the Rogers Control Trust
Philip B. Lind, C.M. (9)	Director, Vice Chair of RCI, and member of the Advisory Committee of the Rogers Control Trust
Melinda M. Rogers (3)(6)(7)(8)(9)	Director, Deputy Chair of RCI, and Vice Chair of the Rogers Control Trust
Joe Natale	Director, President and Chief Executive Officer
Bonnie R. Brooks, C.M. (5)	Director
Robert K. Burgess (1)(10)	Director
John H. Clappison, FCPA, FCA (1)(4)(6)	Director
Robert Dépatie (3)(5)	Director
Robert J. Gemmell (1)	Director
Alan D. Horn, CPA, CA (2)(6)(7)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
John A. MacDonald (1)(3)(5)(11)	Director
Isabelle Marcoux (4)(5)	Director
The Hon. David R. Peterson, PC, QC (3)(6)	Director
Loretta A. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Charles Sirois, C.M. (2)(4)(7)	Lead Director
Executive Officers
Joe Natale	Director, President and Chief Executive Officer
Rick A. Brace	President, Media
Lisa L. Durocher	Chief Digital Officer
Jorge Fernandes	Chief Technology Officer
Philip J. Hartling	Interim President, Consumer
John A. Hill	Chief Information Officer
David P. Miller	Chief Legal and Corporate Affairs Officer and Secretary
Dean Prevost	President, Enterprise
James M. Reid	Chief Human Resources Officer
Anthony Staffieri, FCPA, FCA	Chief Financial Officer

(1)	Denotes member of Audit and Risk Committee

(2)	Denotes member of Executive Committee

(3)	Denotes member of Nominating Committee

(4)	Denotes member of Corporate Governance Committee

(5)	Denotes member of Human Resources Committee

(6)	Denotes member of Pension Committee

(7)	Denotes member of Finance Committee

(8)
Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s 2017 Information Circular available on SEDAR at sedar.com.

(9)
Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s 2017 Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.

(10)
Mr. Burgess was a director of Syncapse Corp. ("Syncapse") prior to MNP Ltd. being appointed as a receiver of all the assets of Syncapse on July 23, 2013. A court approved sale was completed by the receiver on August 30, 2013.

(11)
Mr. MacDonald was a director of Magor Corporation (“Magor”) when it proactively filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act on November 30, 2016. On July 11, 2017, Magor completed the sale of its wholly-owned subsidiary, Magor Communications Corp. (MCC), to N. Harris Computer Corporation. The transaction was approved by the Ontario Superior Court of Justice and Magor and MCC's creditors under the Bankruptcy and Insolvency Act. Magor ceased operations following the transaction.

Rogers Communications Inc.	20	Fiscal 2017

Edward S. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers has served as Chair of the Board of RCI since January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of the Rogers Bank, Chair of the Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment, Cablelabs and the Toronto Sick Kids Foundation. He is the Rogers Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President and Chief Executive Officer of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

Philip B. Lind, C.M. resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is non-executive Vice Chair of the Board of RCI and was Executive Vice President, Regulatory until his retirement in December 2014. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Vancouver Art Gallery and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the US and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation and The US Cable Center, Denver. Mr. Lind holds a B.A. in Political Science and Sociology from the University of British Columbia and a M.A. in Political Science from the University of Rochester. In 2002, Mr. Lind received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, Mr. Lind was inducted into the US Cable Hall of Fame, the third Canadian to be so honoured.

Melinda M. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers has served as Deputy Chair of the Board of RCI since January 2018. Ms. Rogers is the Vice Chair of the Rogers Control Trust and has been the Founder of Rogers Venture Partners since September 2011. Ms. Rogers was appointed a director of Rogers Bank on December 31, 2017. Ms. Rogers is Chair of the Jays Care Foundation and Chair of Texture by Next Issue Media LLC. Ms. Rogers served as Senior Vice President, Strategy and Development from 2006 to 2014. Ms. Rogers joined RCI in 2000 as Vice President, Venture Investments and served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. She is a director of Right to Play International and is on the Advisory Council of the Rotman School of Management. Ms. Rogers holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto.

Bonnie R. Brooks, C.M. resides in Toronto, Ontario, Canada and has been a director of RCI since April 2015. Ms. Brooks has more than 30 years of executive leadership in media, marketing and merchandising. Most recently, Ms. Brooks was the Vice Chairman of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor USA, Kaufhof Galleria Germany and Hudson’s Bay Canada) from February 2014 to December 2016. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President and in January 2012, was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the US. Ms. Brooks is a director of two US-based retailers; Chicos FAS Inc. and Abercrombie & Fitch Co. She is also a trustee of Riocan Real Estate Investment Trust. Ms. Brooks is the former Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association and in December 2016, Ms. Brooks was appointed to the Order of Canada. Ms. Brooks holds a M.B.A. from the University of Western Ontario and three honorary Doctorate Degrees from Canadian universities.

Robert K. Burgess resides in Woodside, California, USA and has been a director of RCI since April 2016. Mr. Burgess has been an independent consultant since December 2005. He served as Chief Executive Officer of Macromedia, Inc. (Macromedia), a provider of Internet and multimedia software, from November 1996 to January 2005. Until December 2005 when Macromedia was acquired by Adobe Systems Incorporated, Mr. Burgess also served on the Board of Directors of Macromedia commencing November 1996, was Chairman of the Board commencing July 1998 and was Executive Chairman commencing January 2005. Mr. Burgess currently serves on the Board of each of Adobe Systems Incorporated and NVIDIA Corporation. Mr. Burgess holds a B.Com. and an honorary Doctor of Laws from McMaster University.

John H. Clappison, FCPA, FCA resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. In addition, Mr. Clappison was appointed as a director of Rogers Bank in April 2013. Mr. Clappison joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in 2005. Mr. Clappison serves as a director of Cameco Corporation. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Robert Dépatie resides in Rosemère, Quebec, Canada and has been a director of RCI since April 2017. Mr. Dépatie was President of Groupe St-Hubert from February 2015 to June 2015. Mr. Dépatie was President and CEO of Quebecor Inc. and Quebecor Media Inc. from May 2013 to April 2014, as well as President and CEO of Vidéotron ltée from June 2003 to May 2013. He joined Vidéotron ltée in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Prior to joining Vidéotron ltée, Mr. Dépatie held many senior positions in the food distribution industry, including President of Distributions Alimentaires Le Marquis/Planters and Executive VP at Heinz Canada from 1993 to 1998.

Rogers Communications Inc.	21	Fiscal 2017

Robert J. Gemmell resides in Oakville, Ontario, Canada and has been a director of RCI since April 2017. Mr. Gemmell has spent 25 years as an investment banker in the United States and in Canada. Mr. Gemmell was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School and a M.B.A. from Schulich School of Business.

Alan D. Horn, CPA, CA resides in Toronto, Ontario, Canada and is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI. Mr. Horn served as Chair of the Board of RCI from March 2006 to December 2017. Mr. Horn also served as Interim President and Chief Executive Officer of the Company from October 2016 to April 2017 and from October 2008 to March 2009. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. He is also a director of Fairfax Financial Holdings Limited and Fairfax India Holdings Corporation. Mr. Horn, a Chartered Professional Accountant and Chartered Accountant, is a member of the Advisory Committee of the Rogers Control Trust. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

John A. MacDonald resides in Toronto, Ontario, Canada and has been a director of RCI since April 2012. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald is also a director of BookJane Inc. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.

Isabelle Marcoux resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux was appointed Chair of the Board of Transcontinental Inc. in February 2012. Prior to being appointed Chair of the Board, Ms. Marcoux was Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held various senior positions at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited and Power Corporation of Canada. Ms. Marcoux has been a director of Montreal Children’s Hospital Foundation since 2015. Ms. Marcoux is co-chair of Centraide of Greater Montreal’s campaign, one of the largest annual fund drives in Quebec. In 2017, Ms. Marcoux was inducted into the Women’s Executive Network (WXN) Hall of Fame and was awarded the Visionary Award for Strategic Leadership presented by the Women Corporate Directors Foundation. In 2016, Ms. Marcoux was awarded the Medal of the National Assembly of Quebec, recognizing the impact of her continuous community involvement, and was recognized as one of Canada's 100 Most Powerful Women by the WXN. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.

The Hon. David R. Peterson, PC, QC resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is Chairman Emeritus of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson serves as a director of Franco-Nevada Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto, Chairman of the Organizing Committee for the 2015 Pan Am Games, is a director of St. Michael’s Hospital Foundation, and is on the Board of Governors of Stratford Festival. Mr. Peterson holds a B.A. from the University of Western Ontario, a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.

Loretta A. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, and an honorary Doctor of Laws from Ryerson University.

Martha L. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards, including as Chair of the Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada.

Rogers Communications Inc.	22	Fiscal 2017

Charles Sirois, C.M. resides in Montreal, Quebec, Canada and has been a director of RCI since April 2012 and Lead Director since April 2014. Mr. Sirois is the founder, controlling shareholder and Chairman of Telesystem Ltd., a private family-owned media and technology holding company. Mr. Sirois is also Founding Partner of Tandem Expansion Fund, Chairman and co-Founder of Pangea Agriculture Group, Founder and Chairman of Enablis Entrepreneurial Network, and Chairman of the Fondation de l’entrepreneurship. He was appointed a director of Triotech Amusement Inc. in July 2016. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Master’s degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Université Laval, and École de technologie supérieure. Mr. Sirois has published two books: The Medium and the Muse (1995) and Organic Management: Creating a Culture of Innovation (2000). Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame. He is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal.

Joe Natale resides in Toronto, Ontario, Canada and became President and Chief Executive Officer and a director of RCI on April 19, 2017. Previously, Mr. Natale was President and CEO at Telus Corporation from 2014 to 2015. Mr. Natale first joined Telus Corporation in 2003, holding a number of senior positions including President of Enterprise Solutions, President of Consumer Solutions and Chief Commercial Officer. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale holds a BASc degree in Electrical Engineering from the University of Waterloo.

Rick A. Brace resides in Toronto, Ontario, Canada and has served as President, Media since August 2015. Mr. Brace is responsible for driving strategy and overseeing operations for the company’s robust portfolio of media assets. Mr. Brace is an accomplished business leader and innovative pioneer with more than 40 years of experience in the media industry. Prior to joining Rogers, Mr. Brace was with Bell Media/CTVglobemedia for 13 years in senior leadership roles, including President of CTV and President of Specialty TV, until December 2013. Mr. Brace is Chair of the Advisory Council for the Rick Hansen Foundation, Trustee of the Canadian Wildlife Foundation, and a director of the Jays Care Foundation. He also serves on the President’s Council of Ryerson University, his alma mater, where he earned a Bachelor of Applied Arts Degree in 1972.

Lisa L. Durocher resides in Toronto, Ontario, Canada and has served as Chief Digital Officer since June 2017. Ms. Durocher was previously Senior Vice President of Digital from August 2016 to June 2017. Ms. Durocher is responsible for the company’s digital strategy, design, planning and development for all digital platforms across consumer and enterprise. Prior to joining Rogers, Ms. Durocher was at American Express in New York City, where she held several senior leadership positions from 2002 to 2016, most recently SVP of Charge and Benefits from June 2013 to August 2016. Ms. Durocher holds an HBA degree from Wilfred Laurier University.

Jorge Fernandes resides in Toronto, Ontario, Canada and has served as Chief Technology Officer since February 2018. Mr. Fernandes is responsible for the planning, design, engineering, implementation and operations of the Rogers wireless and wireline networks. Prior to joining Rogers, Mr. Fernandes was Chief Technology Officer at Vodafone, U.K. from January 2015 to January 2018. Before that, Mr. Fernandes was Chief Technology Officer and a board member of Vodafone Turkey from November 2011 to December 2014 and Chief Technology Officer and a board member of Vodafone Portugal from November 2008 to October 2011. Between 2002 and 2008, Mr. Fernandes held various director-level positions within Vodafone’s operating companies in Portugal and the U.K. Mr. Fernandes holds a Licentiate degree in Economics and Business Management from Autonomous University of Lisbon and he completed the Católica Lisbon/Kellogg School of Management Advanced Management Program.

Philip J. Hartling resides in Schomberg, Ontario, Canada and has served as Interim President, Consumer since December 2017. Mr. Hartling is responsible for the Company’s Consumer wireless and residential business, including strategy, product development, marketing, customer experience, sales channels and customer care operations, pricing and customer base management. Between 2005 and 2017, Mr. Hartling has held various senior leadership positions within Rogers, in both operational and strategic functions. Most recently, Mr. Hartling was Senior Vice President, Commercial Strategy since November 2015, accountable for driving success in value management, pricing, and customer investment. Mr. Hartling joined the Company in 2005 when it acquired Sprint Canada, where he held a number of senior positions in marketing, sales and customer service since August 2000, including the role of SVP, Consumer Services. Mr. Hartling holds a MPA and a B.Comm from Dalhousie University.

John A. Hill resides in Toronto, Ontario Canada and has served as our Chief Information Officer since December 2017 after first joining the company in 2016 as Senior Vice President, Consumer IT. Mr. Hill leads a team of IT professionals who are accountable for operational IT plans across the business and play a critical role in the delivery of the company’s customer experience and growth agenda. Prior to joining Rogers, Mr. Hill was the Chief Information Security Officer at Enbridge Pipelines from 2014 to 2015. Mr. Hill was the Vice President of High Tech and Communications at Capgemini Consulting in 2014 and, prior to that, he was the Chief Information Officer at SaskTel from 2008 to 2013. Mr. Hill holds a B.Sc.E.E. from the University of Saskatchewan. Mr. Hill is currently a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

Rogers Communications Inc.	23	Fiscal 2017

David P. Miller resides in Toronto, Ontario, Canada and was appointed as Chief Legal and Corporate Affairs Officer and Secretary in April 2017. Mr. Miller oversees all facets of corporate affairs at Rogers, including legal, regulatory, government relations, public policy, communications and corporate social responsibility. He also oversees the Office of the Ombudsman. Mr. Miller was previously Vice President, General Counsel and then Chief Legal Officer of RCI since 1987 and Secretary of RCI since 2002. He is a director of CI Financial Corp. and a member of the Advisory Board of Atlantic Packaging Limited. Mr. Miller holds a B. Comm. and both Civil and Common Law degrees from McGill University.

Dean Prevost resides in Calgary, Alberta, Canada and was appointed as President, Enterprise in September 2017. Mr. Prevost is responsible for delivering wireless, wireline and data centre products and solutions to small, medium, large and public sector businesses across Canada. Prior to joining Rogers, Mr. Prevost was at Hi-Pro Feeds, where he was CEO from 2014 to 2017. Mr. Prevost held various senior executive positions at AT&T Canada/MTS Allstream from 1997 to 2013, including five years as President from 2009 to 2013. Mr. Prevost is the Chair of the Board of Trustees for JUMP Math, a charitable organization that helps children love and succeed at math. Mr. Prevost holds a M.B.A. from Harvard University and a B.Comm with distinction from the University of Calgary.

James M. Reid resides in Toronto, Ontario, Canada and was appointed Chief Human Resources Officer in August 2011. Mr. Reid is responsible for shaping the talent, culture, and engagement strategy at Rogers. Prior to joining Rogers, Mr. Reid was Head of Global Human Resources at both Husky Injection Molding Systems and MDS Inc. He also served as an officer and pilot in the Canadian Armed Forces. Mr. Reid holds a B.Sc. from the Royal Roads Military College and a M.B.A. from McMaster University.

Anthony Staffieri, FCPA, FCA, resides in Toronto, Ontario, Canada and has been our Chief Financial Officer since April 2012. Prior to joining Rogers, Mr. Staffieri was Senior Vice President, Finance for Bell Canada Enterprises (BCE). He joined BCE in 2005 from Celestica International Inc., where he served in various senior executive roles from 1999 to 2005. Mr. Staffieri was a Partner with PricewaterhouseCoopers, where he began his career, leaving the firm in 1999 to join the executive leadership team of his then-client, Celestica. Mr. Staffieri serves as a board member for several of the Company’s subsidiaries and affiliates, including Rogers Bank, the Toronto Blue Jays, and MLSE. He also serves Ryerson University as a member of their Board of Governors and Chair of their Finance Committee. He is a Chartered Professional Accountant, Chartered Accountant, as well as a Fellow of the Chartered Professional Accountants of Ontario. Mr. Staffieri holds a B.B.A. from the Schulich School of Business.

As at December 31, 2017, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 102,664,118 Class A Voting Shares, representing approximately 91.3% of the issued and outstanding Class A Voting Shares. Certain directors have positions with, or are beneficiaries of, the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s 2017 Information Circular available on SEDAR at sedar.com.

COMPOSITION OF THE BOARD
The Board currently has 16 members.

Independent Directors
The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 - "Disclosure of Corporate Governance Practices" (NI 58-101). Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations regarding whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship a director may have with RCI or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Bonnie R. Brooks, C.M.
Robert K. Burgess
John H. Clappison, FCPA, FCA
Robert Dépatie
Robert J. Gemmell
John A. MacDonald
Isabelle Marcoux
The Hon. David R. Peterson, PC, QC
Charles Sirois, C.M.

As a result, a majority of the Board consists of independent directors.

Rogers Communications Inc.	24	Fiscal 2017

Lead Director
Pursuant to the Board Charter, the Board has appointed Charles Sirois as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the lead director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

BOARD COMMITTEES
The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between the significant shareholder and us or between our subsidiaries and us. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

CONTROLLED COMPANY EXEMPTION
The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or other company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit and Risk Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

FOREIGN PRIVATE ISSUER STATUS
Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Appointment of Auditors
The NYSE listing standards require the audit committee of a US company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of RCI. Our Audit and Risk Committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans
The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

CORPORATE GOVERNANCE PRACTICES
The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers, and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

ITEM 10.2 - Cease Trade Orders, Bankruptcies, Penalties,or Sanctions

To the Company’s knowledge, based on information supplied by the directors and executive officers, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially the control of Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that: (i) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, except as follows:

1.
Mr. Burgess was a director of Syncapse Corp. (Syncapse) prior to MNP Ltd. being appointed as a receiver of all the assets of Syncapse on July 23, 2013. A court-approved sale was completed by the receiver on August 30, 2013.

Rogers Communications Inc.	25	Fiscal 2017

2.
Mr. MacDonald was a director of Magor Corporation (Magor) when it proactively filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act on November 30, 2016. On July 11, 2017, Magor completed the sale of its wholly-owned subsidiary, Magor Communications Corp. (MCC), to N. Harris Computer Corporation. The transaction was approved by the Ontario Superior Court of Justice and Magor and MCC's creditors under the Bankruptcy and Insolvency Act. Magor ceased operations following the transaction.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, officer, or shareholder.

ITEM 10.3 - Conflicts of Interest and Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for Directors, Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, the CEO, and employees, such as distribution of the Business Conduct Policy to the Company’s employees and the STAR Hotline, the Company’s anonymous whistleblower hotline.

The Codes can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

ITEM 11 – Promoters

N/A

ITEM 12 – Legal Proceedings and Regulatory Actions

ITEM 12.1 – LEGAL PROCEEDINGS

The following is incorporated by reference herein: “Litigation Risks”, contained on page 78 of our 2017 MD&A.

ITEM 12.2 – REGULATORY ACTIONS

N/A

ITEM 13 – Interest of Management and Others in Material Transactions

N/A

ITEM 14 – Transfer Agents and Registrars

RCI's Canadian Transfer Agent and Registrar is AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6. RCI's United States Transfer Agent and Registrar is American Stock Transfer & Trust Company, LLC, 6201-15th Ave., Brooklyn, NY 11219.

ITEM 15 – Material Contracts

N/A

Rogers Communications Inc.	26	Fiscal 2017

ITEM 16 – Interests of Experts

ITEM 16.1 – NAME OF EXPERTS

Our auditor is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario, Canada.

ITEM 16.2 – INTERESTS OF EXPERTS

KPMG LLP is the auditor of the Company and has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ITEM 17 – Audit and Risk Committee

ITEM 17.1 – AUDIT AND RISK COMMITTEE MANDATE

OUR MAIN RESPONSIBILITIES:

•	overseeing reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	overseeing the design, implementation and review of internal controls - the necessary checks and balances must be in place

•
directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors - the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with both the laws and regulations that apply to it and its own policies

•	reviewing the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	reviewing the Company’s business continuity and disaster recovery plans

•	receiving reports on, and approving, if appropriate, certain transactions with related parties

PURPOSE OF AUDIT AND RISK COMMITTEE
The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	the qualifications, independence, appointment and oversight of the work of the external auditors;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.
In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

INDEPENDENCE
The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

MEMBERSHIP
The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Rogers Communications Inc.	27	Fiscal 2017

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)
Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b)
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

(c)
Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY
The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of the Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

MEETINGS
The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be developed by the Chair, in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

REMUNERATION
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

RESOURCES AND AUTHORITY
The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

RESPONSIBILITIES
The Company’s management is responsible for preparing the Company’s financial statements, and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons

Rogers Communications Inc.	28	Fiscal 2017

and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)
in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)
review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)
review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)
following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)
review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)
the interim consolidated financial statements, the Company’s disclosure under “Management's Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)
be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)
pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)
consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)
request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Rogers Communications Inc.	29	Fiscal 2017

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(d)
review the scope, responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls, and Disclosure Controls

(a)
oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)
review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)
review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management
The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)
major risk exposures and trends from all areas (e.g. information security, financial, physical security, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)
report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process, and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

Rogers Communications Inc.	30	Fiscal 2017

All prior resolutions of the Board relating to the Committee or any predecessor thereof are hereby repealed without prejudice to any action taken thereunder.

ITEM 17.2 – COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The following individuals are the members of the Audit and Risk Committee, each of whom is considered to be independent:
John H. Clappison (Chair)
Robert K. Burgess
Robert J. Gemmell
John A. MacDonald

ITEM 17.3 – RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit and Risk Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit and Risk Committee based on his education and experience as summarized below:

Mr. Clappison (Chair)	Chartered Professional Accountant, Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP
Mr. Gemmell	Former President and Chief Executive Officer of Citigroup Global Markets Canada. 25 years as an investment banker in the United States and in Canada.
Mr. Burgess	Former Chairman and Chief Executive Officer of Macromedia, Inc.; former Director and CEO of Alias Research, Inc.
Mr. MacDonald	Former President of Enterprise Division of MTS Allstream; former President and COO of Bell Canada and former CEO of NBTel

ITEM 17.4 – RELIANCE ON CERTAIN EXEMPTIONS

N/A

ITEM 17.5 – RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

N/A

ITEM 17.6 – RELIANCE ON SECTION 3.8

N/A

ITEM 17.7 – AUDIT AND RISK COMMITTEE OVERSIGHT

N/A

ITEM 17.8 – PRE-APPROVAL POLICIES AND PROCEDURES

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

(a)
Annually management provides the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit and Risk Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

(b)
Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.

(c)
The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.

(d)	A review of all audit and non-audit services and fees rendered to the Company by KPMG LLP is reviewed each quarter by the Audit and Risk Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Rogers Communications Inc.	31	Fiscal 2017

ITEM 17.9 – EXTERNAL AUDITORS’ FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2017 and 2016, and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2017		2016
	$	%	$	%
Audit Fees (1)	5,999,395	83.4%	5,337,800	76.2%
Audit-Related Fees (2)	1,105,826	15.4%	996,420	14.2%
Tax Fees (3)	78,352	1.1%	83,110	1.2%
All Other Fees (4)	8,694	0.1%	590,107	8.4%
Total	7,192,267	100.0%	7,007,437	100.0%

(1)
Consists of fees related to audits, prospectuses, registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, and consultations related to accounting matters impacting the consolidated financial statements.

(2)
Consists primarily of pension plan audits, audits and reviews of subsidiaries for statutory or regulatory reporting, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions, and consultations regarding accounting standards not yet effective.

(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consists mainly of fees for operational advisory and risk management services.

ITEM 18 – Additional Information

ITEM 18.1 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our 2017 Annual Audited Consolidated Financial Statements and notes thereto and our 2017 MD&A.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or at investors.rogers.com.

Rogers Communications Inc.	32	Fiscal 2017